Staar Investment Trust
604 McKnight Park Drive
Pittsburgh, Pennsylvania 15237-6503

January 12, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attn:  Mr. Frank Buda

Re:	Staar Investment Trust (the "Trust")
File No. 811-09152

Dear Mr. Buda:

On behalf of the above-referenced Trust, following is a response to the Staff's additional comment conveyed on January 4, 2018, in connection with the preliminary proxy statement filed with the U.S. Securities and Exchange Commission (the "SEC") on December 7, 2017.  The comment is summarized below, followed by the Trust's response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the proxy statement.
Proposal #1 – To Approve a New Proposed Investment Advisory Agreement for each Fund
Comment.  In addition to the discussion of the Board's considerations, please include in a separate section in the proxy statement with an affirmative representation that the Fund and the investment adviser will comply with the requirements pursuant to Section 15(f) of the Investment Company Act. Specifically, for a period of three years after the closing of the sale of the investment adviser, 75% of the members of the Board will not be interested persons of the new or the previous investment adviser, and for a period of two years after the closing of the sale of the investment adviser, no unfair burden will be imposed on the Funds as a result of the transaction relating to the sale or the change of control, or any express or implied terms, conditions, or understandings applicable thereto. Unfair burden includes any arrangement during the two-year period after the sale of the interest in the investment adviser where the investment adviser or predecessor or successor investment adviser or any of its interested persons as defined in the Investment Company Act receive or is entitled to receive any compensation directly or indirectly (i) from any person in connection with the purchase or sale of securities or other property to, from, or on behalf of the investment company, other than bona fide ordinary compensation as principal underwriter for the investment company, or (ii) from the investment company or its shareholders other than fees for bona fide investment advisory or other services.

Response.  The requested disclosure was added.
Please do not hesitate to contact me at (412) 367-9076 if you have any questions or wish to discuss the response presented above.

Very truly yours,

/s/ J. Andre Weisbrod
J. Andre Weisbrod
Chairman, Board of Trustees
Staar Investment Trust